Exhibit 99.01

Summary of Terms of Colfax Corporation 2008 Annual Incentive Plan for Executive Officers

1. Purpose

The 2008 Annual Incentive Plan for Executive Officers (the “Plan”) is designed to reward our executive officers for annual improvements in key areas of our operational and financial performance. The Plan applies to performance for the 2008 fiscal year.

2. Administration of the Plan

The Plan will be administered by the Compensation Committee of the Board of Directors (the “Committee”). The Committee will have all final authority in the administration and interpretation of the Plan, will have final and complete discretion in deciding whether the performance criteria have been achieved and, subject to applicable law and the terms of any employment agreement between the Company and a participant, the timing and method of paying any awards. The Committee may discontinue the Plan at any time for any reason, and, except as may otherwise be provided for in any employment agreement between the Company and a participant, no participant shall have any right or entitlement to any award under the Plan prior to authorization of payment of an award by the Committee.

3. Eligibility

The following officers shall participate in the Plan: the CEO, the CFO, the GC, the SVP-HR, the SVP-Marketing, and each SVP-GM. Upon the recommendation of the CEO and the SVP-HR, the Committee may add or delete officers from the list of participants.

4. Financial and Operational Targets

Achievement of financial targets will represent 70% - 75% of the funding for the annual bonus for each participant. Financial targets include sales, EBITDA (as adjusted to remove the impact of certain asbestos income and expense and discontinued operations) and working capital turns (as adjusted to eliminate foreign currency exchange rate effects). Where deemed appropriate by the Committee some of the financial targets may be based on business units supervised by the participant.

The remaining 25% - 30% of the funding for the annual bonus for each participant is based upon personal objectives for each participant.

The following table outlines the weighting of the different financial and operational components for the participants in fiscal 2008:

Measure	Weighting
Sales	10% - 17.5%
Sales-business unit	15%
EBITDA (as adjusted)	35%
EBITDA (as adjusted)-business unit	35%
Working Capital Turns	17.5%
Working Capital Turns-business unit	15%
Personal Objectives	25% - 30%

5. Financial Targets

The Committee will solicit advice of the CEO and the SVP-Human Resources and will establish threshold, target and maximum performance goals for each of the financial objectives, based on the Company’s 2008 corporate and business unit budgets.

6. Individual Performance Objectives

The Committee will solicit advice of the CEO and the SVP-Human Resources and will establish individual performance objectives for each participant.